[LETTERHEAD]

April 17, 2007

Via EDGAR and Hand Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jay Ingram
Barbara Jacobs
Christine Davis
Mark Kronforst
Mark P. Shuman

Re:	Solera Holdings, LLC (to be renamed Solera Holdings, Inc.)
Amendment No. 2 to Registration Statement on Form S-1
(SEC File No. 333-140626)

Ladies and Gentlemen:

On behalf of Solera Holdings, LLC, a Delaware limited liability company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 2 to the Registration Statement of the Company (the “Registration Statement”).  A copy of Amendment No. 2 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T, and the Company will retain the signature pages thereto for a period of five years.  This amendment reflects certain revisions to the Amended Registration Statement, as filed with the Commission on March 26, 2007, in response to the comment letter to Jack Pearlstein, dated April 12, 2007, from the staff of the Commission (the “Staff”).

We have referenced in the Company’s responses the appropriate page number of the Prospectus contained in the Registration Statement (the “Prospectus”).  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses.  Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Registration Statement.

General

1.                                       We note the graphical materials you have provided in Annex A.  Please clarify how you intend to present these graphics.  Will they be presented in a gatefold or consecutive pages?

To the extent you intend to present them in a consecutive-page format, we might object to three successive pages of graphics.

The Company advises the Staff that it intends to present the graphics provided in Annex A to our March 26, 2007 letter in a gatefold.

2.                                       We note your revisions in response to comments 8 and 9 of our letter dated March 12, 2007.  Please expand the information in the summary to disclose the range of the prices paid by each of the listed investor groups.  In this regard, we would expect to see disclosure addressing the extent to which the prices paid varied from the average.  For summary purposes, footnote disclosure of the range for each group appears appropriate.  As for the detailed presentation on page 79, it is unclear why, or on what basis, Class A shares were purchased.  The first column seems to report share issuances and share repurchases on a net basis.  The number of shares sold and the number repurchased is not clear nor is there a clear indication of what the transfer prices were in each instance.  Also, the manner in which the “aggregate purchase price” calculations were made is not clear.  It appears that this column may net the amounts received for Class A shares against amounts paid for Class B shares.

In response to the Staff’s comment, we have revised pages 3 and 81 of the Prospectus.  We note that we have calculated the “average price per share paid” amounts set forth in the table on page 3 of the Prospectus by dividing, for each group of investors, (1)  the aggregate purchase price paid for the Class A Common Units and the Class B Preferred Units by (2) the total shares of common stock into which such investor group’s units will be converted pursuant to the corporate reorganization, based upon the assumed conversion ratios set forth in the Registration Statement.  The resulting average price paid varies for each group of investors due to the differing relative amounts of Class B Preferred Units and Class A Common Units purchased by each group.

3.                                       We note your response to comment 15 of our letter dated March 12, 2007.  With respect to the two industry sources that will not permit you to identify them in the prospectus, please advise us of the identity of these sources.  Additionally, with respect to the information attributable to A.M. Best Company and The Romans Group, LLC, since the reports are available to the public at costs that exceed a nominal charge, you should file the consents of A.M. Best and The Romans Group as exhibits to the registration statement, or you may delete the references to these sources and adopt the information as the company’s own.

In response to the Staff’s comment, we have provided the consents of A.M. Best and the Romans Group, LLC as exhibits to the Registration Statement.  See Exhibits 23.4 and 23.5 to the Registration Statement.  The two sources who will not permit us to identify them in the Prospectus are J.D. Power and Associates and ISO.

Management’s Discussion and Analysis, page 38

4.                                       Your discussion of the results of operations frequently provides non-quantified sources of changes.  For example, refer to disclosure on page 44.  Please consult section III.D of Release No. 33-8350 and revise your disclosure as appropriate.  Furthermore, prefacing the reference to these two sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources and the extent of their contribution to the change.

In response to the Staff’s comment, we have revised pages 44 through 49 of the Prospectus.

Critical Accounting Policies and Estimates, page 52

Unit-Based Compensation, page 53

5.                                       Your response to comment 20 of our letter dated March 12, 2007 and your disclosure on page 53 indicate that the April 13, 2006 valuation was contemporaneous.  However, we note that the valuation reports that were provided appear to indicate that the April 13, 2006 valuation  was dated October 4, 2006.  Please tell us how you concluded that this valuation was contemporaneous.  As part of your response, refer to the AICPA’s discussion of “contemporaneous” in paragraphs 86 through 88 of their practice aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).

Paragraph 87 of the Practice Aid states that “although a contemporaneous valuation is, in theory, a valuation performed concurrent with and as of the grant date of securities, there are practical considerations that may prevent a contemporaneous valuation from being ‘contemporaneous’ in the literal sense.”  The Practice Aid provides the following example: “a valuation specialist engaged on December 31, 20X1, to perform a valuation as of December 31, 20X1, may not, in view of the amount of work to be performed, be able to complete a final valuation report until February 28, 20X2.”  Valuation Research Corporation, or VRC, began working with the Company to determine the fair value of the Company’s common and preferred equity in early April 2006—prior to the Company’s acquisition on April 13, 2006 (the “Acquisition”).  VRC did not issue its final report, however, until October 4, 2006.  In a circumstance such as this, Paragraph 86 of the Practice Aid suggests that “care should be exercised to ensure that the assumptions and estimates underlying the valuation reflect only the business conditions, enterprise developments, and expectations that existed as of the valuation date” rather than allowing any bias for subsequent events or circumstances.  Although the VRC report was not completed until October 4, 2006, VRC based its valuation on assumptions and estimates based solely on facts and circumstances in existence on April 13, 2006.  For these reasons, the Company believes that even though the final report was issued on October 4, 2006, the circumstances indicate that the report constitutes a contemporaneous valuation for purposes of valuing the equity as of April 2006.  We have enclosed for your review a copy of the final report, which was dated April 13, 2006.  Except for the date on the cover sheet, this report is unchanged from the “Final Draft” report submitted as a part of our previous filing.

Financial Statements

Note 2.  Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-10

6.                                       We have read your response to comment 29 of our letter dated March 12, 2007 and your revised disclosure.  Please revise further to address how you apply the provisions of EITF 00-21 and SOP 97-2 to your multiple-element arrangements.  Currently, your disclosures refer to arrangements that include “a combination of software licenses, hosted database and other services, installation and set-up services, hardware, maintenance services and transaction-based deliverables.”  However, your disclosure appears to lack sufficient explanation as to how you determine units of accounting or allocate value to these deliverables.  This information should be provided to allow readers to fully understand your revenue recognition policies.  In addition, clarify your disclosure to explain how SFAS 13 applies to your arrangements.

We advise the Staff that, because the Company’s revenue is generally transaction-based or subscription-based, the separate elements or units of accounting within its sales arrangements are recognized as revenue over the service period, based on completed transactions or usage or the expected customer life, as applicable.  In response to the Staff’s comment, we have revised the Company’s disclosures in its summary of significant accounting polices on pages F-10 and F-11 and under critical accounting policies on pages 53 and 54.

Note 11, Redeemable Preferred and Common Units, page F-26

Securities, page F-26

7.                                       We note that the valuation reports that are dated November 8, 2006 and February 5, 2007 are marked “Preliminary Draft” and “Subject to Revision.”  Please explain to us why these have not been finalized and describe the potential revisions.

In response to the Staff’s comment, we have attached copies of the Final Reports issued by VRC on April 13, 2006, November 8, 2006 and February 5, 2007 as annexes A, B and C, respectively, to this letter.  The Company’s letter dated March 26, 2007 inadvertently included draft reports rather than the final reports.

8.                                       We note that the fair value that you report for your common units as of January 25, 2007 does not appear in the valuation reports that you have provided to us.  As a result, it is unclear to us how this represents fair value as determined by an unrelated valuation specialist and we question as to whether additional disclosures should be made in accordance with paragraph 182 of the Practice Aid.  Please advise.

The Company engaged VRC to perform a contemporaneous valuation using the date of February 5, 2007, which was the Company’s intended date for both the grant date and purchase date for its most recent issuance of equity securities.  The Company subsequently determined, based on a review of the applicable documentation, that the grant date in fact was January 26, 2007 while the actual purchases took place on February 5, 2007.  We note that, pursuant to Paragraph 88 of the Practice Aid, “although a contemporaneous valuation is, in theory, a valuation performed concurrent with and as of the grant date of securities, there are practical considerations that may prevent a contemporaneous valuation from being ‘contemporaneous’ in the literal sense.” The Company believes that this is an example of a practical consideration.  The Practice Aid in paragraph 88 further states that “for purposes of this Practice Aid, contemporaneous does not signify as of grant date but rather signifies at or around the grant date, appropriately adjusted”.  The Company believes that the ten-day difference between the valuation date and the grant date satisfies the criteria set forth in the Practice Aid, as the Company experienced no significant milestones or events between the grant date and the purchase date.

9.                                       We note that you have used the IRR method to allocate the enterprise value to the preferred and common units.  Tell us how you concluded that this method was the most appropriate for your specific circumstances at each valuation date and support your assertion that this method is consistent with the guidance in Chapter 10 of the Practice Aid.

The IRR-based method used in allocating the equity value to the preferred and common securities is similar to that of the Probability-Weighted Expected Return Method (“P-WERM”) outlined in Chapter 10 of the Practice Aid.  Since the Company issued the preferred units at discounted rates, an expected return method using market rates was necessary to derive a fair value for the preferred securities with remaining equity value being allocated to the common units.  The IRR-based method described in the valuation analysis contains the return-driven and probability-weighted characteristics of the P-WERM and is considered to be identical to the P-WERM.  The IRR-based method used for the valuation on February 5, 2007 assigned probability-weighted values (based on an IPO in three months and a sale in 4.4 years)  to the preferred securities based on expected market returns.  The IRR- based method used for the valuations on each of April 13, 2006 and November 8, 2006 assigned a 100% probability weighting to one scenario, a sale in 5.2 years and a sale in 4.6 years, respectively.  Based on the facts and circumstances prevailing in April 2006 (the Acquisition had just been completed) and November 2006 (new management was in place and just beginning a dialogue around its financial and strategic plans/vision), the Company did not consider it appropriate to factor in an IPO.  In addition, although the business under ADP had produced consistent profits, the loss of several significant customers over the prior periods made it difficult to determine the impact, if any, of the implementation of management’s growth strategy.  Lacking this evidence, management believed that considering an IPO for the April and November valuations was not appropriate.

10.                                 Please explain to us, in detail, how you determined that each of the significant assumptions used to allocate value between your common and preferred units at each valuation date were appropriate for your specific circumstances.  Your response should focus on the holding periods and the IRR for the aggregate and individual equity amounts.

For ease of discussion, we have divided our response by the date of each of the final valuation reports.

April 13, 2006

This holding period was based upon a hypothetical exit event in June 2011, which the Company considered reasonable based on targeted holding periods for private equity funds.

A 19.0% IRR was targeted for the preferred stock based on the median of various preferred spread studies VRC conducted. Based on the targeted return for the preferred securities, the Company derived an implied return on the common equity of 36.0%.

The aggregate equity return was derived based on EBITDA exit multiples of 8.0x. These exit multiples were deemed appropriate based on comparable company multiples and our projections. The aggregate equity return of approximately 27.2% is consistent with expected returns of financial sponsors in similar situations.

The implied common equity return of approximately 36.0% (4.4 year holding period) is consistent with expected returns of financial sponsors in similar situations.

November 8, 2006

The holding period for the IRR-based method was approximately 4.6 years, as the Company still considered an exit event in June 2011 to be a reasonable assumption.  This assumption  is unchanged from the April 13, 2006 valuation except for the passage of time.

An 11.8% IRR was targeted for the preferred stock based on the median of various preferred spread studies VRC conducted. Based on the targeted return for the preferred securities, the Company derived an implied return on the common equity of 21.6%.

The aggregate equity return was derived based on EBITDA exit multiples of 10.0x. These exit multiples were deemed appropriate based on comparable company multiples and the Company’s projections. The aggregate equity return of approximately 18.8% is consistent with expected returns of financial sponsors in similar situations.

The implied common equity return of approximately 21.6% is consistent with expected returns of financial sponsors in similar situations.

February 5, 2007

To derive an equity value, the Company used the IRR-based method with two holding period scenarios (IPO scenario within three months and 4.4 year holding period resulting in an exit event in June 2011 similar to our assumptions of April 13, 2006 and November 8, 2006) and applied a weight-based average (70% - three-month holding period and 30% - 4.4-year holding period) to the concluded preferred values in each of the IRR-based methods. The Company considered the three-month scenario to be reasonable, provided it could reach a settlement with one of its major clients over service level assurances. The Company  applied a greater weighting to the three month IPO holding period approach as the probability of an IPO filing was estimated to be high.

For both exit scenarios (IPO and sale), an 11.8% IRR was targeted for the preferred stock based on the median of various preferred spread studies that VRC conducted. Based on the targeted return for the preferred units, the Company derived implied returns on the common equity of 21.3% (4.4-year holding period) and 52.5% (three-month holding period).

The aggregate equity returns were derived based on EBITDA exit multiples of 10.0x (4.4 year holding period) and 11.0x (three-month period). These exit multiples were deemed appropriate based on comparable company multiples and Company projections. The aggregate equity returns of approximately 19% (4.4-year holding period resulting in a private sale) and 39% (IPO in three months) are consistent with expected returns of financial sponsors in similar situations.

The implied common equity returns of approximately 21.3% (4.4-year holding period) and 52.5% (three-month holding period)) are also consistent with expected returns of financial sponsors in similar situations.

11.                                 We note that the fair value of your common units did not change between April 13 and July 25, 2006 and you cite four main reasons in your disclosure.  Please provide us with your quantitative analysis of the comparable public companies and selected acquisitions that supports a static result for the market multiple method of valuation as of July 25, 2006.  In addition, tell us whether there were any indications regarding your improved performance as compared to plan and provide us with summaries of any board-level discussions of potential liquidity event options that had occurred through July 25, 2006.  Finally, tell us why your disclosure on page 53 focuses on the assertion that metrics related to the market multiple valuation did not decrease when the concern appears to be whether those factors had increased.  Revise to provide more robust disclosures regarding the four reasons cited.

Due to the fact that the Acquisition occurred approximately 13 weeks prior to July 25, 2006, the  Company’s new management was unable, as of that date, to assess any changes in operating performance between April 13, 2006 and July 25, 2006.  During this period, the Company’s management had little capacity to consider potential liquidity event options due to the substantial resources committed to organizing and running the various components of the newly acquired business.  The Company respectfully advises the Staff that there were no discussions at the Board level of any potential liquidity events prior to July 25, 2006.  In the table below, the Company has included its analysis of the relative valuation metrics of the selected comparable publicly traded companies in regard to its disclosure on pages 54 and 55.  Furthermore, we have provided more robust disclosures regarding the four reasons cited on pages 54 and 55, as well as each of the factors considered in determining the static price between April 13, 2006 and July 25, 2006.

Comparable	Ticker	52-Week High	52-Week Low	Price 4/13/06	Percent of 52- Week High	Price 7/25/06	$$ Price Change 4/13 - 7/25	% Price Change 4/13 - 7/25
Dunn & Bradstreet	DNB	$77.16	$58.66	$75.98	98.5%	$66.16	$(9.82)	(12.9)%
Equifax Corp	EFX	$39.42	$29.63	$35.65	90.4%	$32.53	$(3.12)	(8.8)%
Choicepoint	CPS	$46.85	$36.64	$43.99	93.9%	$33.47	$(10.52)	(23.9)%
Fair Issac	FIC	$48.47	$32.26	$40.75	84.1%	$34.89	$(5.86)	(14.4)%
Factset Research	FDS	$44.61	$27.06	$43.20	96.8%	$44.39	$1.19	2.8%
Interactive Data Corp	IDC	$23.60	$19.05	$22.95	97.2%	$20.62	$(2.33)	(10.2)%
Wright Express	WXS	$28.15	$15.25	$28.08	99.8%	$28.20	$0.12	0.4%
First Advantage	FADV	$31.07	$19.90	$24.28	78.1%	$20.48	$(3.80)	(15.7)%
Infousa	IUSA	$13.30	$9.26	$12.57	94.5%	$9.20	$(3.37)	(26.8)%
Average		$39.18	$27.52	$36.38	92.6%	$32.22	$(4.17)	(12.2)%

12.                                 We note that the fair value of your common units more than quadrupled in the roughly three-month period between July 25 and November 8, 2006.  This dramatic change is only briefly discussed in your response and does not appear to be addressed in your registration statement beyond a table showing the fair values.  Revise your registration statement to provide a robust discussion of the reasons for this change.  Your disclosure should support any changes made to how you applied your valuation methods and any changes in underlying assumptions.  Given the magnitude of this change, consider providing a table that disaggregates the change into the quantified factors that affected it.  This table should be accompanied by a detailed discussion of those factors including quantitative information to the extent necessary to allow readers to fully understand this change in value.  In order to provide the proper context necessary to understanding your revisions, it may be appropriate for you to provide more detailed information regarding the April valuation.

In response to the Staff’s comment, the Company has revised the Prospectus on page 55 to provide more robust disclosure regarding the change in value of the Company’s common units from July 25, 2006 to November 8, 2006.  The primary factor relates to the use in the April 13, 2006 and July 25, 2006 valuation of the actual purchase price multiple of the Acquisition, as compared to the use in the November 8, 2006 valuation of a comparable public company multiple.  The Company believes that the facts and circumstances existing on April 13, 2006 and July 25, 2006, particularly the fact that the Acquisition was an arms-length transaction completed in April 2006 and the fact that prior to July 25, 2006 there had been no discussions or considerations by the Company relating to a liquidity event, support the conclusion that the purchase price multiple was appropriate for those valuations.  Additionally, due to the terms of the preferred instrument (its redemption value being equal to its face value plus accrued yield of 8%) the large majority of any increase in aggregate equity would be attributed to the common units as opposed to the preferred units.

13.                                 Provide us with the marketability discounts that are applied at each valuation date and reconcile your discussion of these discounts to the valuation reports that you provided.  For example, tell us why you appear to be using the “marketable” equity value per share as provided on page 17 of the November 8, 2006 valuation.  Similar concerns apply to your April 2006 and February 2007 valuations.

VRC’s valuation reports ascribed value to our common equity as follows:

Marketable Pro Rata Common Equity Value—Equity value ascribed to a controlling equity holder.  This value does not account for a lack of control discount (minority discount) or a lack of marketability discount (marketability discount).

Marketable Minority Common Equity Value—Equity value ascribed to a minority equity holder with marketable equity instruments.  This value factors in a minority discount but does not account for a marketability discount.  The minority discount was 13%, 15% and 15% on April 13, 2006, November 8, 2006 and February 5, 2007, respectively.

Nonmarketable Minority Common Equity Value—Equity value ascribed to a minority equity holder with a nonmarketable equity instrument.  This value factors in a minority discount and a marketability discount.  The minority discount is described above and the marketability discount was 30%, 9% and 6% on April 13, 2006, November 8, 2006 and February 5, 2007, respectively.

The Company considered the price paid to ADP to acquire the Claims Services Group as the best measure of enterprise value on April 13, 2006.  This value was based on a 100% control of the enterprise and  comprised  common and preferred equity and debt.  On April 13, 2006, the Company’s common equity was purchased by GTCR and eleven key employees.  GTCR purchased 90% of the common equity.  The eleven employees had rights similar to GTCR with respect to any shares sold by GTCR (for example, if GTCR sold a portion of its common equity, the employee equity holders were eligible to participate in such a sale).  In addition, one of the primary objectives of the valuation exercise was to ascribe value to the preferred units and common units as a group to determine the preferred unit discount, if any.  As such, the Company considered the Marketable Pro Rata Common Equity Value as the most appropriate valuation metric to use.

On November 8, 2006 and February 5, 2007, the Company used a combination of the comparable company method, transaction method and discounted cashflow method, with an equal weighting, to establish enterprise value.  The Company considered the appropriateness of using the Nonmarketable Minority Common Equity Value to ascribe value to the equity instruments granted on or after November 8, 2006 and concluded that this was not an appropriately conservative measure of the value of these equity instruments.  For the following reasons, the Company believes that the Marketable Pro Rata Common Equity Value is an appropriately conservative valuation metric:

(1)          The Company reviewed the December 6, 2004 speech by Todd E. Hardiman, Associate Chief Accountant, Division of Corporate Finance U.S. Securities and Exchange Commission at the 2004 Thirty Second AICPA National Conference on Current SEC and PCAOB Developments.  Based on this speech the Company does not consider the application of a minority discount as appropriate for our facts and circumstances.

(2)           Based on the Company’s expectations around an IPO and the insignificant marketability discount ascribed by VRC it considered it appropriate to disregard the marketability discount.

14.                                 Please reconcile for us the number of common units used as the denominator in your calculations of per-unit fair value at each valuation date to the per-unit information disclosed within your registration statement.

The units outstanding figures provided to VRC to be used in their valuation work were estimates provided by the Company at the time the work was performed by VRC — as the Company anticipated granting additional units throughout the period of VRC’s work.  These estimates were slightly lower than the actual outstanding number of units at each valuation date.  Due to the small difference in units actually outstanding and the units used by VRC in its report (and the fact that if the Company adjusted for this difference, the VRC analysis would have resulted in a valuation per unit on November 8, 2006 and January 26, 2007 being $0.03 lower than was established in their report and used by the Company) the Company did not view this difference to be material and therefore used the value per share stated in the VRC report.  The units outstanding, on a diluted basis, at each valuation date were as follows:  April 13, 2006: 93,140,904; July 25, 2006: 96,434,461; November 8, 2006: 95,324,714; and January 26, 2007: 95,167,214.  The following table reconciles the total number of units, on a diluted basis, as disclosed in the Registration Statement to total common units as listed in the preceding sentence:

	Units	Page Number
Common units issued and outstanding as of 6/30/06 as disclosed in the financial statements	93,140,904	F-3
Rights to purchase common units granted on 7/25/06	3,293,557	F-14
Subtotal common units as of 7/25/06	96,434,461
Rights to purchase common units granted on 11/08/06	102,500	F-14
Cancellations of rights to purchase common units through 11/08/06	(1,212,247)
Subtotal common units as of 11/08/06	95,324,714
Rights to purchase common units granted on 1/26/2007	150,000	54
Cancellations of rights to purchase common units from 11/09/06 through 1/26/07	(307,500)
Subtotal common units as of 1/26/07	95,167,214

Reconciliation of cancellations of rights to purchase common units:
Cancellation of rights to purchase common units through 11/08/06	(1,212,247)
Cancellation of rights to purchase common units from 11/09/06 through 12/31/06	(165,000)
Cancellations of rights to purchase common units through 12/31/06	(1,377,247)	F-14
Cancellations of right to purchase common units from 1/1/07 through 1/26/07	(142,500)
Subtotal cancellations	(1,519,747)

The Company issued an aggregate of 2,026,310 actual common units on January 26, 2007 and February 2, 2007 in connection with the rights to purchase common units were issued previously granted.

Note 15.  Contractual Commitments, Contingencies, and Off-Balance-Sheet Arrangements, page F-36

15.                                 We note that you did not fully respond to our comment 35 of our letter dated March 12, 2007.  In your response, you indicate that recording of a loss was not required, but did not address whether any disclosures were required.  Please respond to this previously issued comment in full.

In response to the Staff’s comment, we have revised pages F-37 and F-38 of the Prospectus.

Note 16.  Segment and Geographic Information, page F-37

16.                                 We note your response to comment 36 of our letter dated March 12, 2007.  Please note that the enterprise-wide disclosure requirements are not dependent upon your organizational structure or how you assess performance.  In order for us to evaluate the remaining portion of your response, tell us more about why you do not believe that you would be able to provide this information on anything other than an “arbitrary” basis.  Separately, tell us how you view these five product categories in the context of your MD&A disclosure.  Explain to us how management decides whether to expand or contract each of your offerings and how you expect readers to understand the relative importance and future prospects of each.  In addition, tell us whether you believe product information is important to evaluating companies in your industry.  In this regard, we note that your VRC valuation reports refer to “three primary product lines” within the “automotive claims processing segment” and your primary U.S. competitor appears to have provided product information prior to terminating registration.

As stated previously in our response to Comment 36 of the Staff’s  letter dated March 12, 2007, the Company’s products and services were segmented into five categories within the MD&A to facilitate a cohesive description of the Company’s family of products and services across all of the Company’s geographies for the ease and benefit of the reader.  In practice, the Company’s many different products and services are sold in different geographies containing more, less, or different combinations of features and functionalities tailored to meet the needs of individual customers or customers generally in the markets in which the Company operates.  For the Company to provide revenues on the basis of these five categories (or by any other set of similar categories), the Company would need to devise a methodology to allocate revenues from a bundled arrangement (as an example, where we have combined parts of estimatics and workflow, salvage and recycling, and business intelligence into a single software offering) using significant estimates and assumptions, to allocate revenue to groups and compile the information necessary to provide revenues on a by product and by service basis.  In certain of our geographies, for example, our estimating and workflow software possess the functionality and features to determine parts interchangeability (salvage and recycling), locate and order salvage parts (salvage and recycling), as well as management and information reporting (business intelligence and consulting).  In other geographies, our estimating and workflow software possess the functionality and features to facilitate settlement and payment (shared services).

In response to the Staff’s comment, we have revised our MD&A on page 40 to incorporate a discussion of how the Company views the relative importance and future prospects of each of the product categories it describes.

Management continuously evaluates the Company’s entire family of software products and services for opportunities to enhance feature-sets, functionality, and incorporate technical innovation to provide additional value to its customers.  In practice, management and other Company personnel work closely with its largest customers in each of its customer categories to determine specific industry, customer and market needs.  Based upon these needs, management will approve specific development projects to incorporate additional features, functionality or technology into its existing family of products and services.  These projects are typically reviewed and funded periodically based upon specific circumstances throughout the year.

The Company does not believe that product information is an important measure to evaluate companies in its industry.  Each of the Company’s competitors bundles different features and functionality into software products and services under a variety of different brand names.  In order to compare the Company’s software products and services against the software products and services of one of its competitors, the Company would need to understand the underlying features and functionality of each and have the ability to incorporate these differences into an analysis across customer type and geography.  The Company believes this process to be impractical.  The Company reviewed some of the prior registrations of its U.S. competitor, CCC Information Service, Inc. (“CCC”), and notes that there would be limited consistency with regard to their disclosure and that of the Company (if it were to do so) regarding similar products.  For example, CCC includes its Pathways Enterprise Solution® and Pathways Professional Advantage® products (automotive repair facility management software systems that allow collision repair facilities to manage accounts, prepare employee schedules and perform various other management functions) in its “Other Products and Services” category, while the Company’s products that provide similar functionality would be included in its “estimatics and workflow and product category”.  CCC includes in its Pathways line of products its Recycled Parts Services product which facilitates access to a database that provides local part availability and price information on recycled or salvaged parts.  The Company would include this software product and service in its salvage and recycling category.  Their CCC Valuescope is a separate, standalone product category that would also be incorporated in the Company’s estimatics and workflow category.  Further complicating matters in finding comparable data would be that CCC operated in a single geography with a single set of product names and trademarks, each with a specific set of features and functions.  Due to the historical nature of the Company’s business (acquisitions of various entities over time and throughout over 40 geographies and over a dozen different languages), it lacks both consistent nomenclature and consistent sets of features and functionalities for the Company’s various software and services it sells across geography.  It would be therefore be of little value to try to compare Valuescope against the Company’s estimatics and workflow segment or Pathways against the Company’s estimatics and workflow category.  Rather, the Company believes that it is important to investors to see information broken down by customer category, which the Company has included in MD&A, in order to evaluate the revenue trends within its business.

VRC combined these three categories for ease of description of the business.  Their approach was to segment the types of software and services that the Company provides based upon the particular circumstance that would cause a user to use its products:  (1) for an automobile that is damaged and repairable (partial loss estimating) (2) for an automobile that is damaged and not repairable (total loss estimating) and (3) to determine whether an automobile is damaged and repairable or damaged and not repairable.  In practice, the Company’s products and services are not sold this way, nor is the Company organized this way.  For example, VRC’s category, “Partial Loss Estimating” primarily describes the writing and calculation of a repair estimate—software used by insurance carriers, independent assessors and repair shops to determine the fair cost to repair a damaged vehicle.  This description, however, excludes the workflow components and salvage and recycling functions which are typically integrated into the Company’s partial loss estimating software products.  The Company therefore does not believe that the VRC approach would be especially valuable to the reader in evaluating the Company’s business.

Exhibits

Legality Opinion

17.                                 We note that you have filed a “form of” legality opinion, which assumes that the “amended and restated Certificate of Incorporation” will be filed with Delaware.  Tell us whether the corporation has been formed, and if not, when it will be formed.  The initial certificate and bylaws should be filed as exhibits, assuming that the corporation will be formed before the effective date.  If it is not possible to form the corporation and file its initial certificate and bylaws prior to the effective date, explain this detail in your response letter.  Additionally, numbered paragraph (1) on page 2 of the form of legality opinion assumes that the certificates for the shares will be “appropriate”.  This portion of the opinion should be narrowed to assume that the certificates in the form of Exhibit 4 will be countersigned and registered.

As discussed in our response dated March 26, 2007 to the Staff’s prior comment 4, the Company will convert into a corporation following the effectiveness of the Registration Statement but prior to the closing of this offering.  This conversion will be effected pursuant to Section 265 of the General Corporation Law of the State of Delaware, or DGCL, and as a result the corporation will be deemed to be the same entity as the Company.  As a result, the corporation will not be formed, nor will the corporation’s initial certificate of incorporation and bylaws be filed with the Secretary of State of Delaware, prior to the effective date.  In response to the Staff’s comment, however, we will file prior to effectiveness as exhibits 3.1 and 3.2 to the Registration Statement the final forms of the Company’s certificate of incorporation and bylaws that will be in effect as of the closing of this offering.  In addition, we have revised the form of legality opinion in response to the Staff’s comment.  See Exhibit 5.1 to the Registration Statement.

Signatures

18.                                 We note that the signatures continue to be those of the LLC, not the issuer of the securities.  If the corporation will not be formed until after the effective time, please make this clear to us and provide an analysis that addresses how you intend to provide the signatures required by Section 6 of the Securities Act and Instruction 1 to Form S-1.  In this respect, the filing must be signed by the issuer and the designated representatives.  If you believe the signatures in the current format conform to the requirements of the statute and form, explain the basis of this belief in your response.  In that response, also address the consequences of signing the registration statement in the manner you propose and explain whether and how rights of investors under the Securities Act are imposed upon and enforceable against all required persons.

As discussed in our response to comment 17 above, the Company will convert into a corporation following the effectiveness of the Registration Statement but prior to the closing of this offering.  This conversion will be effected pursuant to Section 265 of the DGCL.  According to the DGCL, upon the effectiveness of the Company’s conversion, the existence of the corporation will “be deemed to have commenced on the date the other entity,” in this case, the Company, commenced its operations.  In addition, Section 265 of the DGCL provides that, upon the Company’s conversion to a corporation, the corporation “shall, for all purposes of the laws of the State of Delaware, be deemed to be the same entity as the converting other entity.”  It further provides that, upon such conversion, “all debts, liabilities and duties of the other entity that has converted shall remain attached to the corporation of this State to which such other entity has converted, and may be enforced against it to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as a corporation of this State.”  As a result, the Company believes that the signatures provided by the Company shall be effective with respect to satisfying the corporation’s obligations pursuant to Section 6 of the Securities Act and Instruction 1 to Form S-1.

Furthermore, in response to the Staff’s comment, we have revised the Registration Statement to confirm that the signatories to the Registration Statement will act in similar capacities immediately upon the Company’s conversion to a corporation.  We further confirm that, based upon the relevant provisions of the DGCL, all obligations of, and all rights of investors against, the corporation will be effective by operation of law through the signatures provided by the Company prior to the proposed conversion.  Prior to the effectiveness of the Registration Statement, the Company will file consents of each of its prospective directors to the use of his/her name as a director of the Company immediately following its conversion into a corporation.

*              *              *              *

The Company hopes that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2232.

Sincerely,

/s/ Dennis M. Myers

Dennis M. Myers

cc:	Jack Pearlstein
Steven B. Stokdyk